[LETTERHEAD OF DECHERT LLP]

June 28, 2011

Via EDGAR

Mr. Dominic Minore

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:  The Saratoga Advantage Trust Form N-14

Dear Messrs. Minore and Rupert:

On behalf of The Saratoga Advantage Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on Monday, June 27, 2011, with regard to the Registrant’s Registration Statement on Form N-14 (the “N-14”), filed on May 24, 2011, in connection with the proposed reorganization (the “Reorganization”) of the Global Real Estate Investments Fund (the “Target Fund”) with and into the James Alpha Global Real Estate Investments Portfolio, a series of the Registrant (the “Acquiring Fund” and, together with the Target Fund, the “Funds”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act of 1933, as amended (“1933 Act”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14.

1.

Comment:  Tandy representation.

Response:  In connection with the Registrant’s responses to the SEC Staff’s comments on the N-14, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

2.

 Comment:  Please confirm that the difference between the Funds’ respective “Other Expenses” is due to contractual expense reductions and does not reflect any adjustment to the Target Fund's audited expense ratio in its Financial Highlights for economies of scale.

Response:  The Registrant confirms that the difference between the Funds’ respective “Other Expenses” is due to contractual expense reductions and does not reflect any adjustment to the Target Fund’s audited expense ratio in its Financial Highlights for economies of scale.

If you have any questions regarding the foregoing, please contact Stuart M. Strauss at 212-698-3529.

Sincerely,

/s/ Stuart M. Strauss